Exhibit 99.1

Brenmiller Successfully Hands Over its First bGen™ Thermal Energy
Storage System in the U.S. to State University of New York (SUNY)

Rosh Ha’ayin, Israel, February 6, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (“TES”), today announced that it has completed all required system tests and operator training and has handed over its first bGen™ installation in the United States to a State University of New York (SUNY) campus.

The bGen™ storage system installation at a SUNY college charges by using both exhaust gas and electricity and discharges heat on demand. Brenmiller’s bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. Developed and deployed in partnership with the New York Power Authority, the largest state power organization in the U.S., the project was financed in part by a grant from the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen™ thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen™, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it states that bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com